Filed by PMC Commercial Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PMC Commercial Trust

Registration Statement No. 333-190934

FOR IMMEDIATE PRESS RELEASE

FOR:	PMC COMMERCIAL TRUST 17950 Preston Road, Suite 600 Dallas, TX 75252	CONTACT:	Investor Relations 972-349-3235 www.pmctrust.com

PMC COMMERCIAL TRUST ANNOUNCES

THIRD QUARTER DIVIDEND OF

$0.125 PER SHARE

PMC Commercial Trust

NYSE MKT (Symbol: “PCC”)

www.pmctrust.com

Dallas, Texas	September 13, 2013

PMC Commercial Trust, a real estate investment trust (“PMC Commercial”), announced today that its Board of Trust Managers has declared a third quarter 2013 quarterly cash dividend of $0.125 per common share payable on October 7, 2013 to shareholders of record on September 30, 2013. The dividend is our 79th consecutive quarterly dividend.

PMC Commercial primarily originates loans to small businesses primarily secured by real estate.

TERMINOLOGY

Terms used in this communication shall have the meanings ascribed to them in PMC Commercial’s Press Release dated July 8, 2013.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PMC Commercial has filed with the U.S. Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (Registration Statement No. 333-190934), which includes a Proxy Statement/Prospectus of PMC Commercial and other relevant materials in connection with the proposed merger and other transactions. PMC Commercial intends to mail to its shareholders the Definitive Proxy Statement/Prospectus in connection with the proposed merger and other transactions. The effective Registration Statement and the Definitive Proxy Statement/Prospectus will contain important information about PMC Commercial, CIM Urban REIT and their respective affiliates, the proposed merger and other transactions, and related matters. Investors and security holders are urged to read the effective Registration Statement and the Definitive Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the effective Registration Statement and the Definitive Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by PMC Commercial through the web site maintained by the SEC at www.sec.gov and that maintained by PMC Commercial Trust at www.pmctrust.com.

In addition, investors and security holders will be able to obtain free copies of the effective Registration Statement and the Definitive Proxy Statement/Prospectus (when they become available) from PMC Commercial by contacting PMC Commercial Trust, Attn: Investor Relations, 17950 Preston Road, Suite 600, Dallas, Texas 75252.

PMC Commercial and its trust managers and executive officers may be deemed to be participants in the solicitation of proxies in respect of the merger and other transactions contemplated by the merger agreement. Information regarding PMC Commercial’s trust managers and executive officers is contained in PMC Commercial’s Annual Report on Form 10-K for the year ended December 31, 2012, and in its definitive proxy statement dated April 29, 2013, which are filed with the SEC. As of September 13, 2013, PMC Commercial’s trust managers and executive officers beneficially owned as a group approximately 481,773 Common Shares, or approximately 4.5% of PMC Commercial’s Common Shares. Additional information regarding the interests of such potential participants will be included in the Definitive Proxy Statement/Prospectus and other relevant documents filed with the SEC in connection with the proposed merger and other transactions if and when they become available.

FORWARD-LOOKING STATEMENTS

The information set forth herein (including information included or referenced herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect PMC Commercial’s and CIM Urban REIT’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the merger and other transactions contemplated by the merger agreement will be consummated, PMC Commercial’s and CIM Group’s plans for the merged company, market and other expectations, objectives, intentions, as well as any expectations with respect to the merged company, including regarding valuations, future dividends, estimates of growth, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the inability to complete the proposed merger and other transactions due to the failure to obtain PMC Commercial shareholder approval for the transactions or the failure to satisfy other conditions to completion of the transactions, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; (3) risks related to disruption of management’s attention from ongoing business operations due to the merger and other transactions; (4) the effect of the announcement of the proposed merger and other transactions on PMC Commercial’s or CIM Urban REIT’s relationships with its customers, investors, tenants, lenders, operating results and business generally; (5) risks related to substantial expenditures with respect to the merger and other transactions, which may or may not be reimbursable in the event of the termination of the Merger Agreement; (6) the outcome of any legal proceedings relating to the merger and other transactions; and (7) risks to consummation of the merger and other transactions, including the risk that the merger and other transactions will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in PMC Commercial’s filings with the SEC, which are available at the SEC’s website at www.sec.gov and on PMC Commercial’s website at www.pmctrust.com, including those set forth in PMC Commercial’s Annual Report on Form 10-K for the year ended December 31, 2012.

PMC Commercial and CIM Group disclaim any obligation to update and revise statements contained herein or the materials referenced herein based on new information or otherwise.